T CAPITAL FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	871,290
Accounts receivable		35,500
Prepaid expenses		14,640
Fixed assets, less accumulated depreciation of $14,222		4,032
	$	925,462

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	15,212
Due to affiliate		12,794
		28,006
Commitment and contingencies		
Member's Equity		897,456
	$	925,462

See accompanying notes.